                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              -----------------
                                  FORM 11-K
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                     OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

   FOR THE TRANSITION PERIOD FROM __________________ TO __________________

                       COMMISSION FILE NUMBER 33-42194


                      POOL COMPANY 401(k) SAVINGS PLAN

      (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN IF DIFFERENT
                    FROM THAT OF THE ISSUER NAMED BELOW)


                          POOL ENERGY SERVICES CO.
                            10375 RICHMOND AVENUE
                            HOUSTON, TEXAS  77042

       (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
               THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES)

POOL COMPANY 401(k) SAVINGS PLAN

TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                  3

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits, December 31, 1995           4

  Statement of Net Assets Available for Benefits, December 31, 1994           5

  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 1995                                                   6

  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 1994                                                   7

  Notes to Financial Statements                                               8

SUPPLEMENTAL SCHEDULES:

  Assets Held for Investment, December 31, 1995                              11

  Reportable Transactions for the Year Ended December 31, 1995               12

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
   Pool Company 401(k) Savings Plan:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Pool Company 401(k) Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1995, and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Houston, Texas
May 9, 1996

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                         FUNDS
                                                ---------------------------------------------------------
                                                                                                  NEW
                                                 STABLE       NEW       EQUITY     CAPITAL     AMERICA
                                                 VALUE      INCOME      INCOME   APPRECIATION   GROWTH
ASSETS:
   Receivables:
      Employer contributions                   $    1,309   $    244  $      577  $      320  $      559
      Employee contributions                       20,656      4,933      20,484      10,354      17,926
                                               ----------   --------  ----------  ----------  ----------
                   Total                           21,965      5,177      21,061      10,674      18,485
                                               ----------   --------  ----------  ----------  ----------

   Investments (at fair value):
      T. Rowe Price mutual funds                4,688,799    962,952   3,612,862   1,840,558   2,853,293
      Pool Energy Services Co. common stock
      Participant loans
                                               ----------   --------  ----------  ----------  ----------
                   Total                        4,688,799    962,952   3,612,862   1,840,558   2,853,293
                                               ----------   --------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS              $4,710,764   $968,129  $3,633,923  $1,851,232  $2,871,778
                                               ==========   ========  ==========  ==========  ==========
                                                             FUNDS
                                               -------------------------------------
                                                  PRIME    POOL ENERGY
                                                 RESERVE   SERVICES CO.  PARTICIPANT
                                                  FUND     COMMON STOCK     LOANS       TOTAL
ASSETS:
   Receivables:
      Employer contributions                                 $    237                 $     3,246
      Employee contributions                                    4,158                      78,511
                                                 --------    --------       --------  -----------
                   Total                                        4,395                      81,757
                                                 --------    --------       --------  -----------

   Investments (at fair value):
      T. Rowe Price mutual funds                 $865,370                              14,823,834
      Pool Energy Services Co. common stock                   576,878                     576,878
      Participant loans                                                     $506,815      506,815
                                                 --------    --------       --------  -----------
                   Total                          865,370     576,878        506,815   15,907,527
                                                 --------    --------       --------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                $865,370    $581,273       $506,815  $15,989,284
                                                 ========    ========       ========  ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                           FUNDS
                                          ----------------------------------------
                                           STABLE     NEW     EQUITY    CAPITAL
                                           VALUE     INCOME   INCOME  APPRECIATION
ASSETS:
   Receivables:
      Employer contributions              $    492  $    173 $    305    $    178
      Employee contributions                 9,363     3,691   12,111       6,286
                                          --------  -------- --------    --------
                   Total                     9,855     3,864   12,416       6,464
                                          --------  -------- --------    --------

   Investments (at fair value):
      T. Rowe Price mutual funds           759,941   287,413  975,539     548,501
      Pool Energy Services Co.
        common stock
                                          --------  -------- --------    --------
                   Total                   759,941   287,413  975,539     548,501
                                          --------  -------- --------    --------
NET ASSETS AVAILABLE FOR BENEFITS         $769,796  $291,277 $987,955    $554,965
                                          ========  ======== ========    ========
                                                    FUNDS
                                             ----------------------
                                               NEW     POOL ENERGY
                                             AMERICA   SERVICES CO.
                                             GROWTH    COMMON STOCK    TOTAL
ASSETS:
   Receivables:
      Employer contributions                 $    361    $    134    $    1,643
      Employee contributions                   11,024       2,655        45,130
                                             --------    --------    ----------
                   Total                       11,385       2,789        46,773
                                             --------    --------    ----------

   Investments (at fair value):
      T. Rowe Price mutual funds              807,438                 3,378,832
      Pool Energy Services Co.
        common stock                                      230,026       230,026
                                             --------    --------    ----------
                   Total                      807,438     230,026     3,608,858
                                             --------    --------    ----------
NET ASSETS AVAILABLE FOR BENEFITS            $818,823    $232,815    $3,655,631
                                             ========    ========    ==========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
- -------------------------------------------------------------------------------

                                                                     FUNDS
                                            ---------------------------------------------------------
                                                                                               NEW
                                              STABLE       NEW       EQUITY      CAPITAL     AMERICA
                                              VALUE      INCOME      INCOME    APPRECIATION  GROWTH
ADDITIONS:
   Employer contributions                   $   66,362   $ 18,240  $   55,751     $30,049     $48,365
   Employee contributions                      457,084    151,383     507,001     283,757     449,966
   Rollovers, including mergers
     and transfers                           3,065,638    410,886   1,687,255     890,601   1,168,603
   Dividends and interest                      142,618     35,505     165,344     148,096     142,362
   Net appreciation of investments (Note 3)                48,158     359,153      28,037     326,224
                                            ----------   --------  ----------  ----------  ----------

                Total                        3,731,702    664,172   2,774,504   1,380,540   2,135,520

DEDUCTIONS -
   Employee benefit payments and withdrawals  (148,523)   (42,804)    (90,241)    (40,564)   (108,096)

INTERFUND TRANSFERS                            357,789     55,484     (38,295)    (43,709)     25,531
                                            ----------   --------  ----------  ----------  ----------
INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                  3,940,968    676,852   2,645,968   1,296,267   2,052,955

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                           769,796    291,277     987,955     554,965     818,823
                                            ----------   --------  ----------  ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $4,710,764   $968,129  $3,633,923  $1,851,232  $2,871,778
                                            ==========   ========  ==========  ==========  ==========
                                                           FUNDS
                                            --------------------------------------
                                               PRIME     POOL ENERGY
                                              RESERVE    SERVICES CO.  PARTICIPANT
                                                FUND     COMMON STOCK     LOANS       TOTAL
ADDITIONS:
   Employer contributions                                  $14,978                    $233,745
   Employee contributions                                  117,734                   1,966,925
   Rollovers, including mergers
     and transfers                          $1,725,690     183,942       $606,633    9,739,248
   Dividends and interest                       24,342       1,967                     660,234
   Net appreciation of investments (Note 3)                104,624                     866,196
                                            ----------    --------       --------  -----------

                Total                        1,750,032     423,245        606,633   13,466,348

DEDUCTIONS -
   Employee benefit payments and withdrawals  (664,566)    (37,901)                 (1,132,695)

INTERFUND TRANSFERS                           (220,096)    (36,886)       (99,818)
                                            ----------    --------       --------  -----------
INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                    865,370     348,458        506,815   12,333,653

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                       232,815                   3,655,631
                                            ----------    --------       --------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $  865,370    $581,273       $506,815  $15,989,284
                                            ==========    ========       ========  ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                                     FUNDS
                                                  -------------------------------------------------------------------
                                                                                                 NEW     POOL ENERGY
                                                   STABLE       NEW      EQUITY     CAPITAL    AMERICA   SERVICES CO.
                                                    VALUE     INCOME     INCOME   APPRECIATION GROWTH    COMMON STOCK    TOTAL
ADDITIONS:
   Employer contributions                          $ 40,108   $ 16,550   $ 41,970   $ 22,927   $ 41,199    $ 12,915    $  175,669
   Employee contributions                           270,946    103,491    316,489    167,138    290,725      76,594     1,225,383
   Dividends                                         36,857     19,578     74,505     43,190     16,106                   190,236
   Net depreciation of investments (Note 3)                    (25,306)   (37,834)   (26,643)   (70,864)    (29,827)     (190,474)
                                                   --------   --------   --------   --------   --------    --------    ----------

                Total                               347,911    114,313    395,130    206,612    277,166      59,682     1,400,814
                                                   --------   --------   --------   --------   --------    --------    ----------

DEDUCTIONS -
   Employee benefit payments and withdrawals        (86,861)   (30,362)   (76,336)   (38,989)   (69,942)    (26,176)     (328,666)

INTERFUND TRANSFERS                                   2,578    (33,739)      (459)    22,935    (33,611)     42,296
                                                   --------   --------   --------   --------   --------    --------    ----------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                     263,628     50,212    318,335    190,558    173,613      75,802     1,072,148

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                506,168    241,065    669,620    364,407    645,210     157,013     2,583,483
                                                   --------   --------   --------   --------   --------    --------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                     $769,796   $291,277   $987,955   $554,965   $818,823    $232,815    $3,655,631
                                                   ========   ========   ========   ========   ========    ========    ==========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      GENERAL - The Pool Company 401(k) Savings Plan (the "Plan") is a defined contribution plan, intended to qualify under Sections 401(a), 401(k), 401(m) and 501(a) of the Internal Revenue Code (the "Code"), which is maintained for eligible employees of Pool Company and its participating subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The effective date of the Plan was January 1, 1991.

      During 1995, the Plan was amended to include as eligible employers certain entities that had been acquired by the Company in 1994 and 1995. Certain benefit plans maintained by these entities were terminated or merged into the plan, and eligible participants in the prior plans became immediately eligible to participate in the Plan. Eligible assets of the terminated plan were distributed to the participants, rolled into the Plan or rolled into other qualified plans depending on the participants' direction. All other assets of the merged or terminated plans were merged or transferred into the Plan. The Plan was further amended to accept existing participant loans, subject to their originating terms, transferred in from a new eligible employer. No new loans are available to any participants of the Plan.

      THE TRUST - The Pool Company 401(k) Savings Plan Trust (the "Trust") was established effective January 1, 1991, to hold and invest the contributions made by the Company and participants under the Plan. T. Rowe Price Trust Company (the "Trustee") manages the trust and maintains individual accounts for each participant.

      PARTICIPANT LOANS - Participant loans relate to balances outstanding for a new eligible employer in 1995 that were rolled over into the Plan (see
      Note 1 - General). Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the Participant Loans fund.
      Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 9 percent to 11 percent. Principal and interest are paid ratably through monthly payroll deductions.

      ALLOCATION OF INVESTMENT INCOME - The net earnings or loss of each fund within the Trust, including capital gains or losses whether or not realized, are allocated to individual participant accounts in that fund based on the ratio that the value of each participant's account bears to the value of all accounts in that fund as of the valuation date.

      ELIGIBILITY - All full-time and part-time employees of the Company not covered by a collective bargaining agreement who have attained age 21 and completed one year of service are eligible to participate in the Plan.

      CONTRIBUTIONS - Employees may contribute, on a pretax basis, an amount up to 12% of their annual compensation, subject to limitations set forth in the Plan. Employee contributions (and the related employer matching contribution) are directed to the various available investment options by the employee and may be changed at any time at the employee's request. The Company is currently matching 25% of the first $1,000 of each employee's annual contribution. Company contributions are voluntary and may be terminated or amended at any time.

      VESTING - Participants are 100% vested in the balance resulting from their employee contributions and resultant net earnings or loss. Vesting in the employer matching contribution account is based on a participant's total years of service as follows:

                         YEARS OF SERVICE         VESTING PERCENTAGE
                                1                           0
                                2                          25
                                3                          50
                                4                          75
                           5 or more                      100

      WITHDRAWALS - Withdrawals prior to age 65 are allowed only at the termination of employment or on a hardship basis subject to Internal Revenue Service regulations.

      FORFEITURES - At December 31, 1995, unallocated forfeitures of $1,222 were held in the Stable Value Fund and are available to reduce future employer contributions.

      TERMINATION OF THE PLAN - The Company may discontinue contributions or amend or terminate the Plan at any time. If the Plan is terminated, participants will become fully vested in Company contributions and resultant net earnings or loss and distributions will be made to participants and beneficiaries in proportion to their account balances after payment of expenses properly chargeable to the Trust.

      RECLASSIFICATIONS - Certain reclassifications have been made to conform the 1994 amounts to the 1995 presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared using the accrual basis of accounting.

      Investments are stated at fair value as determined by reference to published market quotations.

3.    NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

      Net appreciation (depreciation) of investments consisted of the following:

                                                                     1995        1994
      Proceeds from sale of Pool Energy Services Co. common stock  $126,257   $  66,708
      Cost based on current value                                   107,949      63,607
                                                                   --------   ---------
      Realized gain on sale of investments                           18,308       3,101

      Unrealized appreciation (depreciation) of Pool Energy
         Services Co. common stock                                   86,316     (32,928)

      Net investment gain (loss) from registered investment
         companies (T. Rowe Price)                                  761,572    (160,647)
                                                                   --------   ---------

      Total                                                        $866,196   $(190,474)
                                                                   ========   =========

4.    FEDERAL INCOME TAXES

      The Company has obtained a favorable determination letter from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Code. Accordingly, earnings of the Plan are exempt from federal income taxes, and employees' contributions to the Plan are a reduction of their income for federal income tax purposes, subject to applicable limitations. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.    ADMINISTRATIVE EXPENSES

      The Company may pay all expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but it shall not be obligated to do so. Any such expenses not paid by the Company shall be paid from the trust fund. The Company incurred administrative expenses of $31,004 and $30,219 in 1995 and 1994, respectively.

6.    PARTIES-IN-INTEREST

      Both the Company and the Trustee are parties-in-interest to the Plan as defined in Section 406 of ERISA.

                                    ******

POOL COMPANY 401(k) SAVINGS PLAN

Item 27a SUPPLEMENTAL SCHEDULE OF ASSETS HELD
FOR INVESTMENT DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                        NUMBER OF       ORIGINAL        FAIR
        DESCRIPTION OF ASSET           SHARES/UNITS       COST          VALUE
T. Rowe Price:*
   Stable Value Fund                    4,688,799     $ 4,688,799   $ 4,688,799
   New Income Mutual Fund                 103,766         934,049       962,952
   Equity Income Mutual Fund              180,553       3,284,912     3,612,862
   Capital Appreciation Mutual Fund       134,642       1,831,635     1,840,558
   New America Growth Mutual Fund          81,733       2,543,066     2,853,293
   Prime Reserve Fund                     865,370         865,370       865,370
Pool Energy Services Co. Common Stock*     60,724         521,365       576,878
Participant Loans                                         506,815       506,815
                                                      -----------   -----------
TOTAL                                                 $15,176,011   $15,907,527
                                                      ===========   ===========


*Party-in-interest

POOL COMPANY 401(k) SAVINGS PLAN

Item 27d/ SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                         Purchases
                                           --------------------------------------
                                                          Number of
                                              Number of   Shares or      Cost
                                            Transactions    Units      (1) (2)
I. SINGLE TRANSACTION

   T. Rowe Price:*
     Stable Value Fund                             1         183,611  $  183,611
     Stable Value Fund                             1       1,881,486   1,881,486
     Stable Value Fund                             1         243,403     243,403
     Stable Value Fund                             1         553,102     553,102
     New Income Fund                               1          22,495     203,359
     New America Growth Fund                       1          19,243     681,774
     New America Growth Fund                       1           6,840     244,040
     Equity Income Fund                            1          28,497     548,843
     Equity Income Fund                            1          37,358     725,857
     Capital Appreciation Fund                     1          36,968     532,342
     Prime Reserve Fund                            1         373,125     373,125
     Prime Reserve Fund                            1         626,398     626,398
     Prime Reserve Fund                            1         330,591     330,591

II. SERIES OF TRANSACTIONS IN THE SAME SECURITY

  T. Rowe Price:*
     Stable Value Fund                           423       4,142,204   4,142,204
     New Income Mutual Fund                      262          77,482     694,307
     Equity Income Mutual Fund                   240         132,599   2,984,750
     Capital Appreciation Mutual Fund            180          98,789   1,383,955
     New America Growth Mutual Fund              243          60,226   2,008,587
     Prime Reserve Fund                           62       1,745,959   1,745,959
  Pool Energy Services Co. Common Stock*         103          41,616     359,952




                                                                   Sales
                                               ----------------------------------------------------
                                                           Number of
                                                Number of  Shares or  Proceeds   Original     Gain
                                              Transactions   Units     (1) (3)     Cost      (Loss)
I. SINGLE TRANSACTION

  T. Rowe Price:*
     Stable Value Fund
     Stable Value Fund
     Stable Value Fund
     Stable Value Fund
     New Income Fund
     New America Growth Fund
     New America Growth Fund
     Equity Income Fund
     Equity Income Fund
     Capital Appreciation Fund
     Prime Reserve Fund
     Prime Reserve Fund
     Prime Reserve Fund

II. SERIES OF TRANSACTIONS IN THE SAME SECURITY

  T. Rowe Price:*
     Stable Value Fund                            400       219,229   $219,229   $219,229
     New Income Mutual Fund
     Equity Income Mutual Fund                    316        13,017    206,412    189,556   $16,856
     Capital Appreciation Mutual Fund
     New America Growth Mutual Fund               324        10,198    288,929    270,629    18,300
     Prime Reserve Fund                            56       883,748    883,748    883,748
  Pool Energy Services Co. Common Stock*


The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Annual Reporting Requirements of the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1995 was used to determine those transactions requiring disclosure.

(1) These amounts were equal to the current value of the assets on the transaction date.
(2) Cost of purchases includes expenses incurred on transactions (e.g., commissions and transfer fees).
(3)   Proceeds are net of expenses incurred on transactions.


*Party-in-interest

                                    EXHIBITS




ITEM
- ----
23.1    WRITTEN CONSENT OF DELOITTE & TOUCHE LLP DATED JUNE 26, 1996



                                 SIGNATURES

        THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                        POOL COMPANY 401(k) SAVINGS PLAN
                                        (NAME OF PLAN)

DATE:   JUNE 26, 1996                   BY:
                                           ------------------------------------
                                           B. G. GORDON
                                           CONTROLLER FOR
                                           POOL COMPANY, PLAN ADMINISTRATOR

                               INDEX TO EXHIBITS




ITEM
- ----
23.1    WRITTEN CONSENT OF DELOITTE & TOUCHE LLP DATED JUNE 26, 1996